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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

THOMSON S.A.
(Name of Issuer)
Common Stock, nominal value €3.75 per share, and
American Depositary Shares, each representing one share of Common Stock
(Title of Class of Securities)
885118109
(CUSIP Number)
Alan Austin
c/o Silver Lake Partners
2725 Sand Hill Road, Suite 150
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	885118109	Page	2	of	16

1	NAMES OF REPORTING PERSONS: SLP I TSA, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,552,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,552,838

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,552,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Silver Lake Partners TSA, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,552,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,552,838

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,552,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	4	of	16

1	NAMES OF REPORTING PERSONS: SLP II TSA, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		18,719,591

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,719,591

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,719,591

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Silver Lake Partners II TSA, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		18,719,591

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,719,591

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,719,591

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Silver Lake Partners II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,058

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,058

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,058

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Silver Lake Technology Associates II, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		18,723,649

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,723,649

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,723,649

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	8	of	16

1	NAMES OF REPORTING PERSONS: SLP AFL TSA, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		141,008

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		141,008

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	141,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	9	of	16

1	NAMES OF REPORTING PERSONS: Silver Lake Investors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		141,008

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		141,008

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	141,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	885118109	Page	10	of	16

1	NAMES OF REPORTING PERSONS: Silver Lake Technology Associates, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,693,846

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,693,846

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,693,846

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP NO. 885118109	Page 11 of 16
     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2006 (the “Schedule 13D”) with respect to the shares of Common Stock, nominal value EUR 3.75 per share, and American Depositary Shares, each representing one share of Common Stock, of Thomson S.A., a société anonyme organized under the laws of the Republic of France (“Thomson” or the “Issuer”) (such shares, whether in the form of Common Stock or American Depositary Shares, the “Thomson Shares”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 1. Security and Issuer.
     Not applicable.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is deleted in its entirety and replaced with the following:
This Schedule 13D is filed jointly by:
     (i) SLP I TSA, L.L.C. (“SLP I”);
     (ii) SLP II TSA, L.L.C. (“SLP II”);
     (iii) SLP AFL TSA, L.L.C. (“SLP AFL”);
     (iv) Silver Lake Partners II, L.P. (“SLP II LP”, and together with SLP I, SLP II and SLP AFL, the “SLP Purchasers”)
     (v) Silver Lake Partners TSA, L.P. (“SLP TSA”);
     (vi) Silver Lake Partners II TSA, L.P. (“SLP II TSA”);
     (vii) Silver Lake Investors, L.P. (“SLI”);
     (viii) Silver Lake Technology Associates, L.L.C. (“SLTA”); and
     (ix) Silver Lake Technology Associates II, L.L.C. (“SLTA II”) ((i) – (ix), collectively, the “SLP Entities” or the “Reporting Persons”).
     The amended agreement among the SLP Entities relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
     SLP I, SLP II and SLP AFL are Delaware limited liability companies whose principal business is investing in securities. SLP II LP is a Delaware limited partnership whose principal business is investing in securities. The principal office of each of the SLP Purchasers is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.
     SLTA is (a) the general partner of SLP TSA, which is the managing member of SLP I, and (b) the general partner of SLI, which is a managing member of SLP AFL. The other managing members of SLP AFL are Silver Lake Technology Investors, L.L.C. (“SLTI”) and Silver Lake Technology Investors II, L.P. (“SLTI II”). Silver Lake Technology Management, L.L.C. (“SLTM”) is the manager of SLTI. SLTA II is (a) the general partner of SLP II TSA, which is the managing member of SLP II, (b) the general partner of SLP II LP and (c) the general partner of SLTI II.
     Each of SLP TSA, SLP II TSA, SLTI II and SLI is a Delaware limited partnership whose principal business is investing in securities. Each of SLTA and SLTA II is a Delaware limited liability company whose principal business is serving as the sole general partner of SLP TSA and SLP II TSA, respectively, their parallel funds and certain of their related investment vehicles. SLTI is a Delaware limited liability company whose principal business is investing in securities. SLTM is a Delaware limited liability company whose principal business is serving as the investment adviser to SLI and Silver Lake Partners, L.P. and certain of their related investment vehicles. The principal office of each of SLTA, SLTA II, SLI, SLTI, SLMC and SLTM is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.
     The managing members of SLTA are Alan K. Austin, James A. Davidson, Glenn H. Hutchins, John R. Joyce and David J. Roux (collectively, the “Managing Members”) and Integral Capital Partners SLP, LLC, a Delaware limited liability company (“Integral”). The managing members of each of SLTA II and SLTM consist of the Managing Members. Each of the Managing Members is a United States citizen. Integral is a private investment firm whose primary business is to serve as a managing member of SLTA. The managing member of Integral is Integral Capital Partners NBT, LLC, a Delaware limited liability company, whose managing members are Roger B. McNamee, John A. Powell and Pamela K. Hagenah, all of whom are United States citizens. The present principal occupation of each of the Managing Members is serving as a managing member of SLTA, SLTA II and SLTM. The present principal occupation of Mr. McNamee is as managing member of various private investment funds known as Integral Capital Partners, as a senior adviser to Silver Lake Partners and as a founder of a private investment firm, Elevation Partners, L.P. The present principal occupation of both Mr. Powell and Ms. Hagenah is as managing member of various private investment funds known as Integral Capital Partners. The principal office of each of the Managing Members is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025. The principal office of Mr. McNamee is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025. The principal office of both Mr. Powell and Ms. Hagenah is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.
     To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO. 885118109	Page 12 of 16
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4.  Purpose of Transaction.
     Item 4 of the Schedule 13D is deleted in its entirety and replaced with the following:
     Each of the SLP Purchasers acquired the Bonds for investment purposes.
     The SLP Purchasers intend to review on a continuing basis their investment in Thomson and will take such actions with respect to their investment as they deem appropriate in light of circumstances existing from time to time. Subject to the terms of their agreements with Thomson, the SLP Purchasers may decide to increase or decrease (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions) their investment in Thomson depending upon the price and availability of Thomson’s securities, subsequent developments affecting Thomson, Thomson’s business and prospects, other investment and business opportunities available to the SLP Purchasers, general stock market and economic conditions, tax considerations and other factors.
     Thomson announced on May 2, 2006 that it is assessing financing options including a combination of debt and equity consistent with its financial profile, including a financing in the public equity markets, and a strategic transaction financed in the private markets. The SLP Purchasers are examining the possibility of such a strategic transaction. The examination may or may not lead to a transaction.
     Other than as described above, the SLP Purchasers currently have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the SLP Purchasers reserve the right to develop such plans in the future.
     References to and descriptions of the Purchase Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement.
Item 5.  Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is deleted in its entirety and replace with the following:
     The following disclosure assumes that there are 260,575,320 Thomson Shares issued and outstanding as of December 31, 2005 (representing 273,308,032 Thomson Shares issued and outstanding as of such date, less 12,732,712 Thomson Shares issued and outstanding as of such date but which are held in treasury by Thomson), based upon information contained in the annual report for the fiscal year ended 2005. As a result of the convertibility of the Bonds, the SLP Entities may be deemed to be the beneficial owners of 23,417,495 Thomson Shares which, when converted, would constitute approximately 8.3% of the issued and outstanding shares of Thomson. This number of Thomson Shares into which the Bonds may be converted reflects adjustments made as a result of actions taken by Thomson subsequent to the filing of our Schedule 13D on January 30, 2006 which triggered anti-dilution protection provisions in the Purchase Agreement.
     SLP I, by virtue of its ownership of the Bonds, may be deemed to beneficially own 4,552,838 Thomson Shares which, when converted, would constitute approximately 1.6% of the issued and outstanding shares of Thomson. SLP II, by virtue of its ownership of the Bonds, may be deemed to beneficially own 18,719,591 Thomson Shares which, when converted, would constitute approximately 6.6% of the issued and outstanding shares of Thomson. SLP AFL, by virtue of its ownership of the Bonds, may be deemed to beneficially own 141,008 Thomson Shares which, when converted, would constitute approximately 0.1% of the issued and outstanding shares of Thomson. The number of Thomson Shares presented herein for each of these SLP Purchasers has changed from the Schedule 13D filed on January 30, 2006 as a result of reallocations among them.
     SLP II LP, by virtue of its ownership of the Bonds, may be deemed to beneficially own 4,058 Thomson Shares which, when converted, would constitute approximately 0.0% of the outstanding shares of Thomson
     SLP TSA, as the managing member of SLP I, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP I.
     SLP II TSA, as the managing member of SLP II, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP II.
     SLI, as a managing member of SLP AFL, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP AFL. SLI, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
     SLTA, as the sole general partner of each of SLP TSA and SLI, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP TSA and SLI. SLTA, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
     SLTA II, as the sole general partner of each of SLP II TSA and SLP II LP, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP II TSA and SLP II LP. SLTA II, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
     As described in Item 2, as a result of the common control of SLTA and SLTA II by the Managing Members, SLTA and SLTA II may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. SLTA and SLTA II, however, disclaim “group” status under the Act and the rules promulgated thereunder.
     By virtue of the future convertibility of the Bonds, the SLP Entities may be deemed to be the beneficial owner of the Thomson Shares underlying the Bonds beneficially owned by them. However, until such time as the Bonds are converted into Thomson Shares, the SLP Entities are not entitled to any rights as a stockholder of Thomson as to Thomson Shares.
     Except as set forth herein, to the best knowledge of the SLP Entities, without independent verification, no Thomson Shares are beneficially owned by any of the persons named in Item 2 hereof.
     None of the SLP Entities nor, to the best knowledge of the SLP Entities, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Thomson Shares during the past 60 days.

CUSIP NO. 885118109	Page 13 of 16
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be filed as Exhibits.
     Exhibit 1     Restated Joint Filing Agreement among each of the SLP Entities.

CUSIP NO. 885118109	Page 14 of 16
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 3, 2006

SLP I TSA, L.L.C.

	By:	SILVER LAKE PARTNERS TSA, L.P., its Managing Member

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS TSA, L.P.

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

CUSIP NO. 885118109	Page 15 of 16

SLP II TSA, L.L.C.

By:	SILVER LAKE PARTNERS II TSA, L.P., its Managing Member

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS II, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C.

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

CUSIP NO. 885118109	Page 16 of 16

SLP AFL TSA, L.L.C.

By:	SILVER LAKE INVESTORS, L.P., its Managing Member

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its Managing Member

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its Managing Member

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE TECHNOLOGY
ASSOCIATES, L.L.C.

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer